

September 9, 2013

Via E-mail
Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing, 100033
China

Re: **China Life Insurance Company Limited**
          Form 20-F for the Fiscal Year Ended December 31, 2012
          Filed April 26, 2013
          File No. 001-31914

Dear Mr. Feng:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

      After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Operating and Financial Review and Prospects
Factors Affecting Our Results of Operations
Interest Rates, page 81

1. You indicate in your disclosure the potential impact of interest rates on the profitability of certain products you offer and returns on your investments. Please provide us proposed disclosure to be included in future periodic reports that quantifies the expected effects of the continued low interest rate environment or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts, such as the amount

of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates, and their effects in your proposed disclosure to the extent known.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant